Amazonica, Corp.

Av. Presidente Medice,120, Floor 1, Room#1

Osasco, SP 06268 Brazil

August 10, 2011

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:  Sherry Haywood

Re: Amazonica, Corp.

Registration Statement on Form S-1

Filed on May 17, 2011, as amended June 21, 2011, July 12,    2011, August 1, 2011 and August 4, 2011

File Number 333-174304

Dear Ms. Haywood:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), Amazonica, Corp. (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 4:00 pm on Monday, August 15, 2011, or as soon as practicable thereafter.  In connection with such request, the undersigned, being all of the officers and directors of the Company, hereby acknowledge the following:

1.  Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filing.

3.  The Company may not assert the declaration of effectiveness or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250, email address david@dlubinassociates.com.

Thank you for your attention to this matter.

Very truly yours,

AMAZONICA, CORP.

By:  /s/: Andre Caetano
Andre Caetano, President, Principal Executive Officer,
        Treasurer, Principal Financial Officer,
        Principal Accounting Officer and member of the
        Board of Directors

By:  /s/: Ajila Velez Evelyn Vanessa
        Secretary